4Q 2013 EARNINGS CONFERENCE CALL 5 March 2014 Exhibit 99.2

This document includes forward-looking statements. All statements other than statements of historical fact included in this document regarding our business, financial condition, results of operations and certain of our plans, objectives, assumptions, projections, expectations or beliefs with respect to these items and statements regarding other future events or prospects, are forward-looking statements. These statements include, without limitation, those concerning: our strategy and our ability to achieve it; expectations regarding sales, profitability and growth; plans for the construction of new data centres; our possible or assumed future results of operations; research and development, capital expenditure and investment plans; adequacy of capital; and financing plans. The words “aim,” “may,” “will,” “expect,” “anticipate,” “believe,” “future,” “continue,”
“help,” “estimate,” “plan,” “schedule,” “intend,” “should,” “shall” or the negative or other variations thereof as well as other statements regarding matters that are not historical fact, are or may constitute forward-looking statements.
In addition, this document includes forward-looking statements relating to our potential exposure to various types of market risks, such as foreign exchange rate risk, interest rate risks and other risks related to financial assets and liabilities. We have based these forward-looking statements on our management’s current view with respect to future events and financial performance. These views reflect the best judgment of our management but involve a number of risks and uncertainties which could cause actual results to differ materially from those predicted in our forward-looking statements and from past results, performance or achievements. Although we believe that the estimates reflected in the forward-looking statements are reasonable, such estimates may prove to be incorrect. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from these expressed or implied by these forward-looking statements. These factors include, among other things:
operating expenses cannot be easily reduced in the short term;
inability to utilise the capacity of newly planned data centres and data centre expansions;
significant competition;
cost and supply of electrical power;
data centre industry over-capacity; and
performance under service level agreements.
All forward-looking statements included in this document are based on information available to us on the date of this document. The Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by applicable law. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained throughout this document.
This document contains references to certain non-IFRS financial measures.  For definitions of terms such as “Adjusted EBITDA”, “Equipped Space”,
“LTM”, and “Recurring Revenue” and a detailed reconciliation between the non-IFRS financial results presented in this document and the corresponding IFRS measures, please refer to the appendix.
Certain financial and other information presented in this document has not been audited or reviewed by our independent auditors.
Certain numerical, financial data, other amounts and percentages in this document may not sum due to rounding. In addition, certain figures in this document have been rounded to the nearest whole number.
DISCLAIMER
•
•
•
•
•
•

3 STRATEGIC & OPERATIONAL HIGHLIGHTS David Ruberg – Chief Executive Officer

FY 2013 PERFORMANCE
Solid Execution in 2013 - Well Positioned for the Future
Organic total revenue grew 11% Y/Y
Big 4 recurring revenue grew 14% Y/Y
• Up 16% Y/Y constant currency
Adjusted EBITDA grew 15% Y/Y
Adjusted EBITDA margin expansion of
140 bps Y/Y
Blended cost of debt reduced by over
300 bps
Disciplined execution
Financial Execution
Opened expansion projects in 8
different markets
Added 6,100 sqm of equipped space
Installed 3,500 sqm of revenue
generating space
Utilisation at 75%
500 connectivity provider added to
Network Community
Signed contracts with multiple
magnetic customers for installation in
late 2014, early 2015
Operational Execution
th

Q4 FINANCIAL HIGHLIGHTS
Q4 Revenue €78.2 Million
Up 7% Y/Y and slightly Q/Q
Q4 Recurring Revenue €74.4 Million
Up 8% Y/Y and 1% Q/Q
95% of total
Q4 Adjusted EBITDA of €33.8 Million
Up 8% Y/Y and slightly Q/Q
Q4 Adjusted EBITDA margin 43.2%
Up 40bps Y/Y and 10 bps Q/Q
Revenue
(€ millions)
Adjusted EBITDA & Margin
(€ millions)
74.4
71.0
72.9
69.0
78.1
72.2
76.5
73.7
42.8% 42.6% 42.8% 43.1% 43.2%
Continued Organic Revenue and Adjusted EBITDA Growth with Improving Margins
78.2
74.4
Margin
Non-Recurring
Revenue
Recurring
Revenue
Adjusted
EBITDA
4Q12 1Q13 2Q13 3Q13 4Q13
31.2 31.7
32.7
33.7
33.8
4Q12 1Q13 2Q13 3Q13 4Q13

56.2
57.0
58.2
59.1
59.7
4Q12
1Q13
2Q13
3Q13
4Q13

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Q4 OPERATIONAL HIGHLIGHTS
Equipped Space of 80,100 sqm
Up 8% Y/Y
800 sqm added in quarter
Revenue Generating Space of
59,700 sqm
Up 6% Y/Y
600 sqm installed in quarter
Utilisation rate 75%
Equipped & Revenue Generating Space
(1000’s sqm)
Utilisation
Steady Utilisation Demonstrates Disciplined Expansion
Available
Equipped
Space
Revenue
Generating
Space
74.0
78.1
78.9
79.3
80.1
76% 73% 74% 75% 75%

Notes:
As of 5 March 2014.
CapEx and Equipped Space are approximate and may change.
CapEx reflects the total for the listed project at full power and capacity and the amounts shown in the table above may be invested over the duration of more than one fiscal year.
Market
Data
Centre Project
Project
CapEx
(€ millions)
Equipped
Space (sqm)
Initial
Customer
Availability
Project Opened
Vienna VIE 1 Phase 5 Expansion 4 300 300 4Q 2013
Zurich ZUR 1 Phase 4 Expansion 4 500 500 4Q 2013
Amsterdam AMS 7
Phases 1 – 4 New
Build
80 4,600 1,000 1Q 2014
Brussels BRU 1 Phase 5 Expansion 2 300 300 1Q 2014
Frankfurt FRA 9 New Build 13 800 800 1Q 2014
Stockholm STO 2 Phase 2 Expansion 6 500 500 1Q 2014
Frankfurt FRA 8
Phases 1 & 2  New
Build
30 1,800 0 2Q 2014
Stockholm STO 3 Phase 1 New Build 12 900 0 4Q 2014
Vienna VIE 2
Phases 1-2 New
Build
25 1,200 0 4Q 2014
EXPANDING FACILITIES TO
SUPPORT CUSTOMER NEEDS
Announced Projects With Target Open Dates in 4Q13 & 2014 Recently completed projects:
VIE 1.5 and ZUR 1.4 in
4Q13
AMS 7.1, BRU 1.5, FRA 9,
STO 2.2 in 1Q14
New builds announced in
response to orders:
STO 3
VIE 2
80,100 sqm of Equipped
Space at end of 4Q13
Customer Available Power:
82 MW at end of 4Q13
Potential of 127 MW from
current data centres and
announced projects

iStreamPlanet
INTERNAP
overon
deluxe
RTL 2 INTERACTIVE
mindark
LBi
bwin.com
edgecast

CORREOS
BECHTEL
THE TELECOMING GROUP
milanuncios
SHT
AC HOTELS MARRIOTT
mergermarket

DEUTSCHE BÖRSE GROUP
NASDAQ OMX
Bloomberg
BATS
EQUIDUCT
NGM
SUNGARD
Interactive Data
FIXNETIX
NYSE EURONEXT
wiener börse.at
BARCLAYS
THOMSON REUTERS

flexiant
SINGLEHOP
hp invent
SIEMENS
CSC
AMSIO
SOFTLAYER
IBM
Cognizant
Atos

BT
AT&T
Level(3)
TATA COMMUNICATIONS
zayo
eunetworks
Deutsche Telekom
cogent
interoute
Telefónica
colt
verizon
TeliaSonera

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Continued Strength in Cloud
BUILDING COMMUNITIES OF INTEREST
DELIVERS SIGNIFICANT CUSTOMER VALUE
Dec 2013
Interxion’s Target Segments
10% 9% 12%
23%
34%
% of Total Monthly Recurring Revenue (2)
10% 8%
12%
22%
35%
Dec 2012

(1) Selected providers in these segments, plus systems integrators, are deploying cloud platforms.
(2) Remaining Monthly Recurring Revenue allocated to systems integrator, on-line retail, and public customer segments.
Digital Media &
CDNs
Enterprises
Financial
Services
Managed Service
Providers
Network Providers
Cloud platform providers (1)

9 Josh Joshi – Chief Financial Officer FINANCIAL HIGHLIGHTS

Q4 2013 RESULTS
Recurring Revenue up 9%
year over year constant
currency
Previously announced top 15
customer churn completed in
Q4
Non-recurring revenue within
expected range
Adjusted EBITDA Margin
expansion continues,
reflecting operating leverage
and cost control
Net profit comparisons
impacted by one time items
Adjusted net profit up 29%
year over year
€ millions
(except per share amounts)
Q4 2012 Q3 2013
Q4 2013
Q4 2013
vs.
Q4 2012
Q4 2013
vs.
Q3 2013
Recurring revenue 69.0 73.7 74.4 8% 1%
Non-recurring revenue 3.9 4.3 3.7 (4%) (14%)
Revenue 72.9 78.1 78.2 7% 0%
Gross profit 43.9 46.2 46.8 6% 1%
Gross margin % 60.3% 59.2% 59.9% -40bps +70bps
Adjusted EBITDA (1) 31.2 33.7 33.8 8% 0%
Adjusted EBITDA Margin % 42.8% 43.1% 43.2% +40bps +10bps
Net profit / (loss) 5.6 (16.5) 9.8 73% nm
EPS (diluted) €0.08 €(0.24) €0.14 72% nm
Adjusted Net Profit (2) 6.6 7.1 8.5 29% 20%
Adjusted EPS (diluted) (2) €0.10 €0.10 €0.12 28% 20%
Adjustments to EBITDA include share-based payments, increase/decrease in provision for onerous lease contracts, and income from sub-leases on unused data centre sites.
Adjustments to Net profit include refinancing charge, capitalised interest, change in asset useful lives, deferred tax adjustments, Dutch crisis tax and the related corporate income tax effect. See appendix for reconciliation.
(1)
(2)

Q4 2013 REPORTING SEGMENT ANALYSIS
53.6%
Total
Revenue
Adjusted
EBITDA
54.0% 54.0% 54.5%
54.4%
52.2% 52.0% 52.1% 51.0%
Adjusted
EBITDA
Margin
51.1%
Note: Analysis excludes “Corporate & Other” segment.
Revenue growth 6% Y/Y and up slightly Q/Q
Recurring revenue growth 7% Y/Y, up 1% Q/Q
7% Y/Y and up 1% Q/Q constant currency
•
Adjusted EBITDA margins down 110bps Y/Y
Revenue growth 8% Y/Y and up slightly Q/Q
Recurring revenue growth 8% Y/Y, up 1% Q/Q
9% Y/Y and up 1% Q/Q constant currency
Adjusted EBITDA margins up 80bps Y/Y
Year Over Year Organic Growth Continued in Both Reporting Segments
(€ millions)
France, Germany, the Netherlands, and UK
Rest of Europe
45.3
46.6
48.3
48.8 48.9
24.3
25.2
26.0
26.6 26.6
4Q12 1Q13 2Q13 3Q13 4Q13
27.5
27.8
28.3
29.3 29.3
14.4 14.5
14.7
14.9 15.0
4Q12 1Q13 2Q13 3Q13 4Q13

Adjustments to EBITDA include share-based payments, increase/decrease in provision for onerous lease contracts, and income from sub-leases on unused data centre sites.
Adjustments to Net profit include refinancing charge, capitalised interest, change in asset useful lives, deferred tax adjustments, Dutch crisis tax and the related corporate income tax effect. See appendix for reconciliation.
2013 FY RESULTS
12% constant currency revenue
growth
16% constant currency Big 4
recurring revenue growth
Operating leverage drives
expansion in Adjusted EBITDA
margin
Net Profit impacted by €31.0
million one-time pre-tax charge
related to 3Q refinancing
140bp increase in Adjusted
EBITDA margins through operating
leverage and cost control
Net profit comparisons impacted
by one time items
Double Digit Revenue Growth with Expanding Margins
€ millions
(except per share amounts)
FY 2012
FY 2013
2013
vs.
2012
Recurring revenue
259.2
291.3
12%
Non-recurring revenue
17.9
15.8
(11%)
Revenue
277.1
307.1
11%
Gross profit
164.0
183.0
12%
Gross margin %
59.2%
59.6%
+40bps
Adjusted EBITDA
(1)
115.0
131.8
15%
Adjusted EBITDA Margin %
41.5%
42.9%
+140bps
Net Profit
31.6
6.8
(78%)
EPS (diluted)
0.46
0.10
(79%)
Adjusted Net Profit
(2)
26.7
28.2
6%
Adjusted EPS (diluted)
(2)
0.39
0.41
4%
(1)
(2)

Adj. EBITDA Margin Expands by 640 basis points

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13%
12%
11%
11%
10%
19%
18%
17%
17%
17%
16%
14%
14%
15%
15%
16%
18%
17%
15%
14%
2009 2010 2011 2012 2013
OPERATING LEVERAGE DELIVERING
PROFITABLE GROWTH
Adj. EBITDA
margin
37% 38% 40%
43%
Other
Energy
Personnel
Property
42%
Operating Expenses as a % of Revenue Continue to Decline

DEMAND DRIVEN CAPITAL EXPENDITURES
Capital Expenditures, including Intangible Assets
Capital Expenditures Invested to Support Customer Demand
By Geography
By Nature
(€ millions)
(€ millions)
(€ millions)
€ 101.1 € 101.4 € 162.0 € 178.3 € 143.4
2009 2010 2011 2012 2013
€ 93.7
€ 47.0
€ 2.7
Big 4 ROE Corporate
€ 133.6
€ 6.7
€ 3.1
Expansion/Upgrade Maintenance & Other Intangibles

STRONG BALANCE SHEET
Balance sheet cash supplements strong
operating cash flow
€100 million RCF undrawn at year end
€20 million drawn in 1Q 2014
€24.3 million of mortgages at year end
94% of debt matures in 2018 or beyond
Significant covenant headroom
Cash ROGIC 13% in FY 2013
(1)
(2)
(3)
Average Cost of Debt Decreased by 320bps in 2013
€ millions 31-Dec-13 31-Dec-12
Cash & Cash Equivalents
45.7 68.7
Total Borrowings
(1)
362.7 286.8
Shareholders Equity
387.9 375.6
Total Capitalisation 750.6 662.4
Total Borrowings / Total Capitalisation
48.3% 43.3%
Gross Leverage Ratio
(2)
2.8x 2.5x
Net Leverage Ratio
(3) 2.5x 1.9x
Total Borrowings = 6.0% Senior Secured  Notes due 2020 after deducting underwriting discounts and commissions, offering fees and expenses + Mortgages + Financial Leases + Other Borrowings – Revolving credit facility deferred financing costs.
Gross Leverage Ratio =  (6.0% Senior Secured Notes due 2020 at face value + Mortgages + Financial Leases + Other Borrowings)  /  Last Twelve Months Adjusted EBITDA.
Net Leverage Ratio = (6.0% Senior Secured Notes due 2020 at face value + Mortgages + Financial Leases + Other Borrowings – Cash & Equivalents)  /  Last Twelve Months Adjusted EBITDA.

STRONG CASH RETURNS ON MATURING
DATA CENTRES
(€
millions)
Disciplined Investments to Drive Strong Returns
28%
28 data centres in operation at year end 2010
(1)
66,700 sqm of equipped space; phased expansions continue
78% utilisation
28% annual cash return
(1) 28 Data Centres in Operation as at 31 Dec 2010 :  VIE1, BRU1, CPH1, PAR1, PAR2, PAR3, PAR4, PAR5, PAR6, DUS1, FRA1, FRA2, FRA3,
FRA4, FRA5, FRA 6, DUB1, DUB 2, AMS1, AMS2, AMS3, AMS4, AMS5, HIL1, MAD1, STO1, ZUR1 and LON1.
(2) Cumulative DC investment is as at 31 December 2013.
628
283
181
(7)
173
Cumulative Data
Centre Investment
Revenue Gross Profit
(64% margin)
Maintenance Capex Annual Cash
Return
(2)

17 BUSINESS COMMENTARY, OUTLOOK & CONCLUDING REMARKS David Ruberg – Chief Executive Officer

CLOUD ADOPTION
EUROPE VS. UNITED STATES
(1)
Derived from industry, broker and customer research.
United States
Europe
Cloud Service
Providers
Cloud Service
Providers
Enterprises
2013
2014
2015+
Enterprises
m²
2

19 GUIDANCE FOR 2014 Range (in millions) Revenue Adjusted EBITDA Capital Expenditures €334 - 344 €145 - 152 €140 - 160

Amsterdam • Brussels • Copenhagen • Dublin • Düsseldorf • Frankfurt • Hilversum • London • Madrid • Paris • Stockholm • Vienna • Zurich www.interxion.com QUESTIONS & ANSWERS

21 APPENDIX

CAGR(1) = 17%
31.1 33.3 35.7 38.1 40.4 42.5 43.7 45.1 47.8 50.4 54.6 55.6 57.9 60.0 62.0 64.4 65.8 68.0 70.4 72.9 74.4 76.5 78.1 78.2
1Q'08 2Q'08 3Q'08 4Q'08 1Q'09 2Q'09 3Q'09 4Q'09 1Q'10 2Q'10 3Q'10 4Q'10 1Q'11 2Q'11 3Q'11 4Q'11 1Q'12 2Q'12 3Q'12 4Q'12 1Q'13 2Q'13 3Q'13 4Q'13

CAGR(1) = 23%
10.3 11.9 12.9 13.1 14.1 15.7 16.0 16.9 17.4 19.6 20.8 21.4 22.2 23.3 25.0 27.1 27.3 27.8 28.7 31.2 31.7 32.7 33.7 33.8
1Q'08 2Q'08 3Q'08 4Q'08 1Q'09 2Q'09 3Q'09 4Q'09 1Q'10 2Q'10 3Q'10 4Q'10 1Q'11 2Q'11 3Q'11 4Q'11 1Q'12 2Q'12 3Q'12 4Q'12 1Q'13 2Q'13 3Q'13 4Q'13

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TRACK RECORD OF EXECUTION
Revenue by Quarter
(€ millions)
Adjusted EBITDA by Quarter
(€ millions)
Y/Y
Growth
39% 40% 39% 32% 30% 28% 22% 18% 18% 19% 25% 23% 21% 19% 13% 16% 13% 14% 13% 14% 13%
(1) CAGR calculated as 4Q13 vs. 1Q08.
(2) Big 4 % defined as percentage of total revenue from France, Germany, Netherlands, and UK reporting segment.
(3) Adjusted EBITDA margin calculated as Adjusted EBITDA divided by Revenue.
33% 36% 36% 34% 35% 37% 37% 37% 36% 39% 38% 38% 38% 39% 40%
Adjusted
EBITDA
Margin (3)
42% 42%
41%
43%
41%
43%
Big 4% (2) 60% 59% 58% 58% 58% 59% 59% 59% 60% 60% 60% 58% 60% 60% 59% 62% 62% 61% 62% 62% 63%
13%
63%
43%
11%
62%
43%
7%
63%
43%
29 Consecutive Quarters of Sequential Organic Revenue and Adjusted EBITDA Growth

ARPU Development
Q1 Q2 Q3 Q4 Q5 Q6 Q7 Q8 Q9 Q10 Q11 Q12 Q13 Q14 Q15 Q16

Revenue Development
Q1 Q2 Q3 Q4 Q5 Q6 Q7 Q8 Q9 Q10 Q11 Q12 Q13 Q14 Q15 Q16

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Data Centre Recurring Revenue
Development
Space Installed
ILLUSTRATIVE ARPU DEVELOPMENT
Revenue Develops Over Time as Power Reservation and Energy Consumption Increase
ARPU increases over time as IT
workloads increase
• Customers initially contract for space and
modest power reservation
• As workloads increase, larger power
reservation fees are required and energy
consumption increases
Power Reservation & Energy Consumption
Customer ARPU Development
(1) Power Reservation is the fee for infrastructure power (cooling, power distribution, etc.).
Revenue grows from space , power
reservation, and energy consumption
over time
As data centres fill with customers:
• Revenue mix initially tilted toward space
• As space becomes more fully utilised, revenue
growth from power reservation and energy
consumption can continue
1

HISTORICAL FINANCIAL
RESULTS
2011 2012 2013 2011 2012 2013
€ in millions
(except as noted)
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 FY FY FY
Recurring revenue 54.1 56.2 58.2 59.7 62.3 62.9 65.1 69.0 71.0 72.2 73.7 74.4 228.3 259.2 291.3
Non-recurring revenue 3.8 3.8 3.8 4.7 3.5 5.1 5.3 3.9 3.4 4.3 4.3 3.7 16.0 17.9 15.8
Total Revenue 57.9 60.0 62.0 64.4 65.8 68.0 70.4 72.9 74.4 76.5 78.1 78.2 244.3 277.1 307.1
Gross Profit 33.1 34.5 36.0 38.9 39.3 39.8 41.0 43.9 44.8 45.2 46.2 46.8 142.5 164.0 183.0
Gross Margin 57.2% 57.5% 58.1% 60.4% 59.7% 58.5% 58.3% 60.3% 60.2% 59.1% 59.2% 59.9% 58.3% 59.2% 59.6%
Adj EBITDA 22.2 23.3 25.0 27.1 27.3 27.8 28.7 31.2 31.7 32.7 33.7 33.8 97.6 115.0 131.8
Adj EBITDA Margin 38.4% 38.9% 40.3% 42.1% 41.5% 40.8% 40.8% 42.8% 42.6% 42.8% 43.1% 43.2% 40.0% 41.5% 42.9%
Net Profit / (loss) 2.8 5.2 6.9 10.6 8.7 8.7 8.6 5.6 7.0 6.6 9.8 25.6 31.6
CapEx Paid 19.5 19.0 54.9 68.5 61.1 42.6 46.5 28.2 32.8 28.8 26.5 55.3 162.0 178.3 143.4
Expansion/Upgrade 17.1 13.6 51.4 63.6 57.8 38.2 42.2 23.4 28.8 27.1 25.0 52.8 145.8 161.5 133.6
Maintenance & Other 2.0 2.6 2.4 1.8 1.9 3.3 1.6 3.6 2.1 1.5 1.0 2.0 8.8 10.5 6.7
Intangibles 0.4 2.7 1.2 3.1 1.4 1.0 2.6 1.2 1.9 0.2 0.5 0.5 7.4 6.3 3.1
Cash Generated from
Operations
20.7 23.0 23.8 22.6 25.4 29.4 24.1 32.9 23.6 24.1 32.0 23.0 90.0 111.7 102.7
Gross PP&E 523.5 538.0 588.1 671.6 730.1 775.9 807.9 856.3 870.0 900.0 933.5 987.2 671.6 856.3 987.2
Gross Intangible Assets 8.3 8.6 12.4 15.5 16.9 17.9 21.7 23.1 23.5 23.7 24.3 24.9 15.5 23.1 24.9
LTM Cash ROGIC 15% 16% 15% 15% 15% 15% 14% 13% 13% 13% 14% 13% 15% 13% 13%
The Company’s growth has been 100% organic; hence, gross goodwill is zero for all periods.
Includes €31 million in one-time charges related to debt refinancing; see Adjusted Net Profit reconciliation elsewhere in this Appendix.
1
6.8
1
(16.5)
1

HISTORICAL SEGMENT FINANCIAL RESULTS
2011 2012 2013 2011 2012 2013
€ in millions
(except as noted)
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 FY FY FY
BIG 4
Recurring revenue 32.2 33.6 34.5 36.2 38.0 38.4 39.8 42.8 44.4 45.2 46.1 46.5 136.5 159.1 182.2
Non-recurring revenue 2.4 2.5 2.0 3.4 2.3 3.9 4.0 2.5 2.1 3.1 2.7 2.4 10.4 12.6 10.3
Total Revenue 34.7 36.1 36.4 39.6 40.3 42.4 43.8 45.3 46.6 48.3 48.8 48.9 146.8 171.8 192.5
Gross Margin 58.5% 58.5% 59.9% 62.2% 62.6% 60.2% 60.1% 62.7% 63.2% 62.1% 62.1% 63.1% 59.8% 61.4% 62.6%
Adj EBITDA 16.8 18.0 18.5 21.6 21.6 21.8 22.4 24.3 25.2 26.0 26.6 26.6 74.8 90.1 104.4
Adj EBITDA Margin 48.4% 49.8% 50.7% 54.4% 53.5% 51.5% 51.2% 53.6% 54.0% 54.0% 54.5% 54.4% 50.9% 52.5% 54.2%
REST OF EUROPE
Recurring revenue 21.9 22.7 23.8 23.5 24.3 24.4 25.3 26.2 26.5 27.0 27.7 27.9 91.9 100.1 109.1
Non-recurring revenue 1.3 1.2 1.8 1.2 1.2 1.2 1.4 1.4 1.3 1.3 1.6 1.4 5.6 5.2 5.5
Total Revenue 23.2 23.9 25.6 24.8 25.5 25.7 26.6 27.5 27.8 28.3 29.3 29.3 97.5 105.3 114.7
Gross Margin 61.1% 61.0% 60.7% 62.7% 61.4% 61.5% 60.8% 62.4% 61.3% 61.4% 60.6% 61.4% 61.4% 61.5% 61.2%
Adj EBITDA 12.1 12.2 13.2 13.3 13.4 13.5 13.8 14.4 14.5 14.7 14.9 15.0 50.7 55.1 59.1
Adj EBITDA Margin 52.1% 50.8% 51.4% 53.5% 52.6% 52.5% 51.8% 52.2% 52.0% 52.1% 51.0% 51.1% 52.0% 52.3% 51.5%
CORPORATE & OTHER
Adj EBITDA (6.7) (6.8) (6.6) (7.7) (7.6) (7.5) (7.5) (7.5) (8.0) (8.0) (7.8) (7.8) (27.8) (30.2) (31.6)

HISTORICAL OPERATING METRICS
(1) All figures at the end of the period.
(2) Utilisation as at the relevant date.
(3) Customer Available Power: not disclosed prior to 4Q 2011.
2011 2012 2013
Space figures in square metres (1)
Customer Available Power in MW (1)
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
Equipped Space
61,000 61,500 62,200 62,800 64,800 65,300 69,600 74,000 78,100 78,900 79,300 80,100
Equipped Space added
– 500 700 600 2,000 500 4,300 4,400 4,100 800 400 800
Revenue Generating Space
44,600 45,300 46,100 47,100 47,500 48,600 51,200 56,200 57,000 58,200 59,100 59,700
RGS added 900 700 800 1,000
400
1,100 2,600 5,000 800 1,200 900 600
Utilisation (%)
(2)
73% 74% 74% 75% 73% 74% 74% 76% 73% 74% 75% 75%
Customer Available
Power
(3)
n.a. n.a. n.a. 58 60 62 73 79 79 81 81 82
Data Centres in Operation
28 28 28 28 29 30 32 33 33 34 34 34

EQUIPPED SPACE ADDITIONS
(1) Figures rounded to nearest 100 sqm unless otherwise noted.
(2) 500 sqm in Dusseldorf previously included in Equipped Space.
(3) HIL 1 space reduced due to amended lease terms.
2011 2012 2013
Space figures in square metres
1
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
BIG 4
France – – – – – 500 1,500 – 2,700 – – –
Germany – –
2
– – 1,500 – – – 600 – – –
Netherlands – – – – – – 1,700 3,700 (200) – – –
UK – 500 – – – – 1,100 – 400 – – –
Subtotal – 500 – – 1,500 500 4,300 3,700 3,500 – – –
REST OF EUROPE
Austria – – 600 – – – – – – – 400 300
Belgium – – – – – – – – – – – –
Denmark – – – – – – – – – 300 – –
Ireland – – – 600 – – – – – – – –
Spain – – – – – – – 200 600 – – –
Sweden – – – – 500 – – – – 500 – –
Switzerland – – – – – – – 600 – – – 500
Subtotal – – 600 600 500 – – 800 600 800 400 800
Total Additional Equipped
Space
– 500 700 600 2,000 500 4,300 4,400 4,100 800 400 800
2
3
2

ADJUSTED NET PROFIT RECONCILIATION
YTD YTD
2013 2012
€ in millions
€M €M
Net Profit - as reported 6.8 31.6
Add back
+ Refinancing charges 31.0 -
+ Deferred tax asset adjustment 0.6 -
+ NL Crisis Wage Tax 0.4 1.9
+ Adjustments to onerous lease - 0.8
32.0 2.7
Reverse
- Change in useful life of assets (2.0) -
- Interest Capitalised (1.7) (9.2)
(3.7) (9.2)
Tax effect of above add backs &
reversals
(6.9) 1.6
Adjusted Net Profit
28.2 26.7
Reported Basic EPS: (€) 0.10 0.47
Reported Diluted EPS: (€) 0.10 0.46
Adjusted Basic EPS: (€) 0.41 0.40
Adjusted Diluted EPS: (€) 0.41 0.39
Q4
2013
Q3
2013
Q4
2012
€ in millions
€M €M €M
Net Profit /(Loss) - as reported
9.8 (16.5) 5.6
Add back
+ Refinancing charges
- 31.0 -
+ Deferred tax asset adjustment - 0.6 -
+ NL Crisis Wage Tax 0.4 - 1.9
+ Adjustments to onerous lease - - 0.8
0.4 31.6 2.7
Reverse
- Change in useful life of assets (2.0) - -
- Interest Capitalised (0.4) (0.3) (1.3)
(2.4) (0.3) (1.3)
Tax effect of above add backs &
reversals
0.7 (7.7) (0.4)
Adjusted Net Profit 8.5 7.1 6.6
Reported Basic EPS: (€) 0.14 (0.24) 0.08
Reported Diluted EPS: (€) 0.14 (0.24) 0.08
Adjusted Basic EPS: (€) 0.12 0.10 0.10
Adjusted Diluted EPS: (€) 0.12 0.10 0.10

NON-IFRS RECONCILIATIONS
Reconciliation to Adjusted EBITDA (1)
2008 2009 2010 2011 2012 2013
€ in millions (except as noted)
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
Net profit / (loss) – – – – 5.9 8.2 1.3 11.0 (4.7) 4.0 5.9 9.5 2.8 5.2 6.9 10.6 8.7 8.7 8.6 5.6 7.0 6.6 (16.5)
(2)
9.8
Income tax expense / (benefit) – – – – 1.7 0.7 2.3 (5.4) 1.2 2.9 1.6 (3.2) 2.3 2.3 3.2 1.9 3.9 4.1 4.3 3.5 3.4 3.1 (4.1) 3.7
Profit / (loss) before taxation – – – – 7.6 8.9 3.6 5.7 (3.5) 6.9 7.5 6.3 5.1 7.5 10.1 12.6 12.6 12.9 12.8 9.1 10.3 9.7 (20.6) 13.4
Net finance expense – – – – 1.5 1.0 1.9 1.9 13.5 4.8 5.1 6.1 6.6 6.0 5.3 5.0 4.4 3.9 3.8 5.7 6.5 7.3 38.1
(2)
5.6
Operating profit 6.4 8.0 8.9 8.9 9.1 9.8 5.5 7.5 10.0 11.7 12.6 12.4 11.7 13.5 15.3 17.5 17.1 16.7 16.6 14.8 16.8 17.1 17.5 19.0
Depreciation, amortisation and
impairments
3.6 3.4 3.6 4.4 4.6 5.0 5.6 6.8 7.2 7.5 7.8 8.6 8.5 9.6 9.1 8.4 9.7 10.2 11.0 13.1 14.0 14.9 15.2 13.5
EBITDA 10.0 11.4 12.6 13.3 13.8 14.8 11.1 14.3 17.2 19.2 20.4 21.0 20.3 23.1 24.4 25.9 26.7 27.0 27.6 27.8 30.8 32.0 32.7 32.5
Share-based payments 0.4 0.4 0.4 0.5 0.2 0.2 0.2 0.3 0.3 0.4 0.4 0.6 0.3 0.3 0.7 1.3 0.7 0.9 1.2 2.6 1.0 0.8 1.1 1.3
Increase/(decrease) in provision
for onerous lease contracts
0.1 0.2 0.1 1.2 0.5 0.9 0.0 2.4 0.1 0.1 0.1 (0.1) 0.0 – – – – – – 0.8 – – – –
IPO transaction costs – – – – – – – – – – – – 1.7 – – – – – – – – – – –
Abandoned transaction costs – – – – – – 4.8 – – – – – – – – – – – – – – – – –
Income from sub-leases on
unused data centre sites
(0.1) (0.1) (0.1) (0.2) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.0)
Net insurance compensation
benefit
– – – (1.8) (0.3) – – – – – – – – – – – – – – – – – – –
Adjusted EBITDA 10.3 11.9 12.9 13.1 14.1 15.7 16.0 16.9 17.4 19.6 20.8 21.4 22.2 23.3 25.0 27.1 27.3 27.8 28.7 31.2 31.7 32.7 33.7 33.8
(1) Prior to 2009 capitalization of interest was not reported on a quarterly basis. The Company is, therefore, unable to reconcile from Net profit/(loss)
to Operating profit prior to 2009.
(2) Includes €31 million in one-time charges related to debt refinancing; see Adjusted Net Profit reconciliation elsewhere in this Appendix.

NON-IFRS RECONCILIATIONS
Reconciliation to Segment Adjusted EBITDA
2011 2012 2013
€ in millions
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
BIG 4
Operating profit 11.7 12.3 13.4 16.3 16.2 16.0 15.8 15.3 15.9 16.3 16.7 17.6
Depreciation, amortisation and impairments 5.1 5.8 5.1 5.3 5.3 5.8 6.5 8.1 9.1 9.8 9.8 8.7
EBITDA 16.8 18.0 18.5 21.6 21.5 21.8 22.3 23.4 25.0 26.1 26.5 26.3
Share-based payments 0.1 0.1 0.1 0.1 0.2 0.2 0.2 0.2 0.3 0.0 0.2 0.3
Increase/(decrease) in provision for onerous lease
contracts
0.0 – – – – – – 0.8 – – – –
Income from sub-leases on unused data centre sites (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.0)
Adjusted EBITDA 16.8 18.0 18.5 21.6 21.6 21.8 22.4 24.3 25.2 26.0 26.6 26.6
ROE
Operating profit 9.0 8.8 9.7 10.5 9.7 9.5 9.8 10.0 10.2 10.2 10.2 10.8
Depreciation, amortisation and impairments 3.0 3.3 3.4 2.7 3.6 3.9 3.9 4.3 4.2 4.4 4.6 4.0
EBITDA 12.0 12.1 13.1 13.1 13.3 13.4 13.7 14.3 14.4 14.7 14.8 14.9
Share-based payments 0.1 0.0 0.1 0.1 0.1 0.1 0.1 0.1 0.1 0.1 0.1 0.1
Adjusted EBITDA 12.1 12.2 13.2 13.3 13.4 13.5 13.8 14.4 14.5 14.7 14.9 15.0
CORPORATE & OTHER
Operating profit/(loss) (8.9) (7.6) (7.8) (9.2) (8.8) (8.8) (9.0) (10.6) (9.3) (9.5) (9.5) (9.4)
Depreciation, amortisation and impairments 0.4 0.5 0.6 0.4 0.7 0.6 0.6 0.7 0.7 0.7 0.8 0.8
EBITDA (8.6) (7.0) (7.2) (8.8) (8.1) (8.2) (8.4) (9.8) (8.6) (8.8) (8.6) (8.7)
Share-based payments 0.2 0.2 0.6 1.1 0.5 0.6 0.9 2.3 0.6 0.7 0.8 0.9
IPO transaction costs 1.7 – – – – – – – – – – –
Adjusted EBITDA (6.7) (6.8) (6.6) (7.7) (7.6) (7.5) (7.5) (7.5) (8.0) (8.0) (7.8) (7.8)

DEFINITIONS
Adjusted
EBITDA:
EBITDA is defined as operating profit plus depreciation, amortisation and impairment of assets. We define Adjusted EBITDA as EBITDA adjusted to exclude share-based payments, increase/decrease in provision for onerous lease contracts, IPO transaction costs, abandoned transaction costs, income from sub-leases on unused data centre sites and net insurance compensation benefit.
Big 4: France, Germany, the Netherlands, and the UK
CAGR: Compound Annual Growth Rate
Capital expenditures including intangible assets: represent payments to acquire property, plant & equipment and intangible assets as recorded on our consolidated statement of cash flows as "Purchase of property, plant and equipment" and "Purchase of intangible assets“, respectively. Investments in intangibles assets include power grid rights and software development.
Cash
ROGIC:
Cash Return on Gross Invested Capital (Cash ROGIC) defined as (Adjusted EBITDA less maintenance and other capex) divided by {Average of opening and closing (gross PP&E plus gross intangible assets plus gross goodwill)}.
Corporate and Other: Unallocated items comprised of mainly general and administrative expenses, assets and liabilities associated with our headquarters operations, provisions for onerous contracts (relating to the discounted amount of future losses expected to be incurred in respect of unused data center sites over the term of the relevant leases) and revenue and expenses related to those onerous contracts, loans and borrowings and related expenses and income tax assets and liabilities.
CDNs: Content Distribution Networks
Churn: contracted Monthly Recurring Revenue which came to an end during the month as a percentage of the total contracted Monthly Recurring Revenue at the beginning of the month.
Customer Available Power: the current installed electrical customer capacity.
Equipped
Space:
the amount of data centre space that, on the relevant date, is equipped and either sold or could be sold, without making any significant additional investments to common infrastructure.
LTM: Last Twelve Months ended December 31, 2013, unless otherwise noted.
MW: Megawatts
SQM: Square metres
Recurring Revenue: revenue that is incurred from colocation and associated power charges, office space, amortized set-up fees and certain recurring managed services (but excluding any ad hoc managed services) provided by us directly or through third parties. Rents received for the sublease of unused sites are excluded.
Rest of Europe / ROE: Austria, Belgium, Denmark, Ireland, Spain, Sweden, and Switzerland.
Revenue Generating
Space:
the amount of Equipped Space that is under contract and billed on the relevant date.
Utilisation Rate: on the relevant date, Revenue Generating Space as a percentage of Equipped Space. Some Equipped Space is not fully utilized due to customers'
specific requirements regarding the layout of their equipment. In practice, therefore, Utilization Rate does not reach 100%.